FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly traded company

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA” or “Company”), in compliance with Brazilian Law No. 6.404, dated December 15th, 1976, and Resolution No. 44 of the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), dated August 23rd, 2021, hereby informs its shareholders and the market that it has revised its expansion plans and altered its projections regarding the period in which it intends to implement its plan to open new stores.

The expansion plan released on September 6, 2023 foresees the opening of 300 new stores in the period between 2022 and 2024. Of these 300 stores, 121 have already been opened by September 2023 and 11 are expected to be opened in the fourth quarter of 2023, totaling 132 new stores (99 proximity stores and 33 supermarkets).

GPA decided to review the deadline for this plan from 2024 to 2026, due to considerations about optimizing the Company's investment level, aiming for the best possible return for shareholders, given the most recent market conditions. Therefore, we should have the remaining 168 stores opening between January 2024 and December 2026, 151 of which are proximity stores and 17 supermarkets.

We highlight that the projections and estimates hereby presented reflect the current strategic and financial plans of the Company and may be altered upon eventual changes to such plans, including those occurring due to impacts arising from macroeconomic factors and internal or external political factors. These estimates do not constitute performance commitments.

GPA informs that, under current applicable regulation, it will update item 3 of its Reference Form with new projections in up to 7 (seven) business days counting from the publication of this material fact,

São Paulo, December 11th, 2023.

Rafael Russowsky

Vice-President of Finance and Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 12, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.